Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

September 11, 2024

Dear Shareholders,

5-9 kotobashi 2-chome, Sumida-ku, Tokyo, Japan

Yoshitsu Co.Ltd.

Representative Director Mei Kanayama

Notice of Convocation of Extraordinary General Meeting of Shareholders

We sincerely appreciate your continued support and kind attention.

We would like to inform you that we will hold the extraordinary general meeting of shareholders of our company as follows, and we kindly request your attendance.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the Reference Documents for the General Meeting of Shareholders as described below, indicate your approval or disapproval on the enclosed Exercise of Voting Rights Form, and send it so that it reaches us by 4:30 p.m. on Wednesday, September 25, 2024.

1.      Date and Time: Thursday, September 26, 2024, at 2:00 PM (Registration starts at 1:00 PM)

2.      Address: 5th Floor, Harumi Building, 2-5-9 Kotobashi, Sumida-ku, Tokyo, Japan

3.      Agenda Items

Matters to be Resolved:

Proposal 1:    Change of trade name

Proposal 2:    Election of Accounting Auditor

When attending on the day, we kindly ask that you bring the enclosed notice of convocation, accompanying documents, and reference materials for the shareholders’ meeting. Please also submit the enclosed voting rights exercise form to the reception desk at the venue. Your cooperation is greatly appreciated.

Shareholders’ Meeting Reference Documents

1.      Agenda Item No.1 and Matters for Reference

Agenda Item: Change of trade name

We have been considering changing our company name in light of our corporate growth strategy and changing market conditions. With this change, we aim to achieve sustainable growth by developing a broader range of operations and strengthening brand recognition.

We are considering the specific name change proposal as follows, but would like to take this opportunity to ask for your approval at the General Meeting of Shareholders for the final decision.

[Before change]

Japanese trade name:吉通貿易株式会社

English trade name: Yoshitsu Co.,Ltd.

[Proposed change]

Japanese trade name:東京生活館株式会社

English trade name: Tokyo lifestyle Co.,Ltd.

2.      Agenda Item No.2 and Matters for Reference

Agenda Item: Appointment of Accounting Auditor

In April 2024, during the audit period of the fiscal year ending March 31, 2024, ShineWing Japan LLC proposed that it would be difficult to continue the audit, and after mutual consultation, it was determined that termination of the audit contract was inevitable. As a result of discussions between the two parties, it was determined that termination of the audit engagement was inevitable.

After a preliminary investigation with the new audit firm, it was confirmed that an audit engagement was possible, and the contract with ShineWing Japan LLC was terminated as of July 1, 2024, and the new audit firm, Sakurazaka Audit Corporation, was contracted as of the same date. In addition, at the Board of Auditors meeting held on June 28, 2024, Sakurazaka & Co. was appointed to temporarily take charge of the auditing work for the fiscal year ending March 31, 2024, and the work has commenced.

In light of the above circumstances, we plan to take up the issue of the accounting auditor as an agenda item at the Extraordinary General Meeting of Shareholders in order to obtain your understanding and approval of the accounting auditor.

Former Audit Firm > ShineWing Japan LLC

New Audit Firm > Sakurazaka Audit Corporation

Yours sincerely,